UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ASIAINFO HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04518A104

(CUSIP Number)

Karen Li	Gregory D. Puff
28/F, CITIC Tower	Shearman & Sterling LLP
1 Tim Mei Avenue	12th Floor, Gloucester Tower
Central, Hong Kong	The Landmark, 15 Queen’s Road Central
(852) 2237 6337	Central, Hong Kong
(852) 2978 8082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 04518A104

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC Capital MB Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No. 46579N

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC Capital Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ (See Item 4)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by CITIC Capital MB Investment Limited, a Cayman Islands corporation (“CITIC”) and CITIC Capital Holdings Limited, a Hong Kong corporation (“CITIC Holdings”) on December 8, 2006 and amended on December 24, 2008 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of AsiaInfo Holdings, Inc., a Delaware corporation (the “Issuer”). According to the Issuer’s most recent Form 10-K filed with the SEC on March 5, 2009, the principal executive offices of the Issuer are located at 4/F Zhongdian Information Tower, 6 Zhongguancun South Street, Haidian District, Beijing 100086, People’s Republic of China.

Item 2.	Identity and Background

Schedule A of Item 2 of the Schedule 13D is hereby amended as follows:

Schedule A

Name	Citizenship	Present Principal Occupation or Employment	Business Address
Chang Zhenming	Chinese

Vice Chairman and President of CITIC Group,

Chairman and Director – CITIC Holdings, Chairman and Managing Director – CITIC Pacific Limited, Vice Chairman and Director – China CITIC Bank Corporation Limited, Vice Chairman - CITIC International Financial Holdings Limited

Capital Mansion, 6 Xinyuan Nanlu, Chaoyang District, Beijing 100004, China

Zhang Yichen	Chinese	Chief Executive Officer & Director - CITIC Holdings	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Vernon Francis Moore	British	Executive Director - CITIC Pacific Limited, Director – CITIC Holdings	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Wang Fanglu	Hong Kong	Director – CITIC	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Pan Hongyan	Chinese	Director - CITIC	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Chan Kai Kong	Singaporean	CFO- CITIC Holdings, Director – CITIC	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Tam Chi Cheung	Hong Kong	General Manager- Treasury - CITIC HK (Holdings) Ltd., Director – CITIC Holdings	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Yin Ke	Chinese	Vice Chairman and Chief Executive Officer – CITIC Securities International Company Limited Director - CITIC Holdings	26/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Lee Chung Hing	British	Deputy Managing Director – CITIC Pacific Limited, Director – CITIC Holdings	32/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Page 4 of 6 Pages

Qian Guorong	Chinese	Director - CITIC Holdings	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Wang Dongming	Chinese	Chairman - CITIC Securities Co., Ltd. Assistant to Managing Director – CITIC Group, Director – CITIC Holdings	3/F. Capital Mansion, 6 Xinyuan Nanlu, Chaoyang District, Beijing 100004, China

Zhang Haitao	Chinese	Director - CITIC Holdings	28/F. CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding three paragraphs to Item 4 as follows:

On April 8, 2009, the Company filed a request to withdraw the Registration Statement on Form S-3 filed on December 23, 2008.

The SHA, Proxy, GLA and SIA have been terminated by the parties thereto effective April 3, 2009.

On April 8, 2009, CITIC entered into a broker trade to sell 4,025,105 shares of Common Stock (the “Sale”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) - (b) As a result of the Sale CITIC and CITIC Holdings does not beneficially own any Common Stock.

(c) On April 8, 2009, CITIC entered into a trade to sell 4,025,105 shares of Common Stock. See Item 4 above.

(e) On April 15, CITIC and CITIC Holdings ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

Note: 1,250 restricted stock units had been vested as common stock to Mr. Zhang Yichen during his former directorship with the Issuer.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2009

CITIC CAPITAL MB INVESTMENT LIMITED

/s/ Chan Kai Kong
Signature

Chan Kai Kong/Director
Name/Title

CITIC CAPITAL HOLDINGS LIMITED

/s/ Zhang Yichen
Signature

Zhang Yichen/Director
Name/Title

Page 6 of 6 Pages